U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

J.P. Morgan Partners (23A SBIC), LLC
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   (Last)                           (First)             (Middle)

c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                         New York                10020
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

USI Holdings Corporation ("USIH")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Day/Year

October 25, 2002
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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [X]  Other (specify below)
                                                        Former 10% Holder
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                  4.                             5.             Owner-
                                                                  Securities Acquired (A) or     Amount of      ship
                                                     3.           Disposed of (D)                Securities     Form:     7.
                                     2A.             Transaction  (Instr. 3, 4 and 5)            Beneficially   Direct    Nature of
                      2.             Deemed          Code         -----------------------------  Owned Follow-  (D) or    Indirect
1.                     Transaction   Execution       (Instr. 8)             (A)                  ing Reported   Indirect  Beneficial
Title of Security      Date          Date           ----------      Amoun        or      Price   Transaction(s) (I)      Ownership
(Instr. 3)             (mm/dd/yy)    (mm/dd/yy) Code     V                  (D)                 (Instr. 3 and 4) (Instr.4)(Instr.4)
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

Series W Preferred
Stock (FN 1)               10/25/02                   C               1,100,004   D      N/A      -0-              D        (FN 2)
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Common Stock               10/25/02                   C               1,356,213   A      N/A      1,356,213        D        (FN 2)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)


FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                       10.
                                                                                                             9.        Owner-
                                                                                                             Number    ship
                                                                                                             of        Form
               2.                                                                                            Deriv-    of
               Conver-                           5.                              7.                          ative     Deriv-  11.
               sion                              Number of                       Title and Amount            Secur-    ative  Nature
               or              3A.               Derivative     6.               of Underlying      8.       ities     Secur- of
               Exer-           Deemed   4.       Securities     Date             Securities         Price    Bene-     ity:   In-
               cise    3.      Exec-    Trans-   Acquired (A)   Exercisable and  (Instr. 3 and 4)   of       ficially  Direct direct
               Price   Trans-  cution   action   or Disposed    Expiration Date  ----------------   Deriv-   Owned     (D)or  Bene-
1.             of      action  Date,    Code     of(D)          (Month/Day/Year)          Amount    ative    Follow-   In-    ficial
Title of       Deriv-  Date    (Month/  (Instr.  (Instr. 3,      ----------------         or        Secur-   ing Repo  direct Owner-
Derivative     ative   (Month/  Day/      8)      4 and 5)      Date     Expira-          Number    ity      rted      (I)    ship
Security       Secur-  Day/    (Year    ------   ------------   Exer-    tion             of       (Instr.   Transact-(Instr.(Instr.
(Instr. 3)     ity     Year)            Code V    (A)   (D)     cisable  Date    Title    Shares     5)      ion(s)     4)     4)
                                                                                                             (Instr. 4)
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

Series W
Preferred     $15.00  10/25/02           C              330,001   Immed. 9/17/04 Common    330,001   N/A       -0-       D
Stock                                   (FN 1 )                                  Stock
Warrant
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Common
Stock                                                                            Common
Warrant      $15.00   10/25/02          C         330,001         Immed.  9/17/04 Stock     330,001   N/A       330,001   D
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
Explanation of Responses:

(1) Upon the close of the initial public offering of the Issuer's Common Stock, the Reporting Person's shares of Series W Preferred Stock and accrued dividends thereon automatically converted into Common Stock and the Series W Preferred Stock warrant automatically converted into a Common Stock Warrant.

(2) CBD Holdings Ltd. and Hambrecht and Quist California, affiliates of the Reporting Person, own 2,434,019 and 20,730 shares of Common Stock of the Issuer, respectively. The Reporting Person disclaims beneficial ownership of, and any pecuniary interest in, the shares of Common Stock held by CBD Holdings Ltd. and by Hambrecht & Quist California.


J.P. Morgan Partners (23A SBIC), LLC

By: J.P. Morgan Partners (23A SBIC Manager), Inc.
    Managing Member

/s/ Michael R. Hannon                                      10/25/2002
---------------------------------------------            -----------------------
 Michael R. Hannon                                         Date
 Managing Director




** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.






NAME AND ADDRESS OF              DESIGNATED               STATEMENT          DEEMED EXECUTION     ISSUER NAME, TICKER
 REPORTING PERSON                REPORTER (Note 1)        FOR                DATE, IF ANY         OR TRADING SYMBOL
(Note 1)                                                  MONTH/DAY/YEAR     MONTH/DAY/YEAR
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
J.P. Morgan Partners              J.P. Morgan Partners     October 25, 2002     N/A               USI Holdings Corporation ("USIH")
(23A SBIC Manager), Inc.          (23A SBIC), LLC
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMorgan Chase Bank               J.P. Morgan Partners     October 25, 2002     N/A               USI Holdings Corporation  ("USIH")
270 Park Avenue                    (23A SBIC), LLC
35th Floor
New York, NY  10017
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J.P. Morgan Chase & Co.           J.P. Morgan Partners     October 25, 2002     N/A               USI Holdings Corporation  ("USIH")
270 Park Avenue                   (23A SBIC), LLC
35th Floor
New York, NY 10017
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JPMP Capital Corporation          J.P. Morgan Partners     October 25, 2002     N/A               USI Holdings Corporation  ("USIH")
c/o J.P. Morgan Partners, LLC     (23A SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Master Fund Manager, L.P.    J.P. Morgan Partners     October 25, 2002     N/A               USI Holdings Corporation  ("USIH")
c/o J.P. Morgan Partners, LLC     (23A SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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
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 NAME AND ADDRESS OF               TITLE              AMOUNT OF             OWNERSHIP FORM:   NATURE OF INDIRECT      DISCLAIMS
 REPORTING PERSON                  OF SECURITY        SECURITIES             DIRECT (D) OR    BENEFICIAL OWNERSHIP    PECUNIARY
                                                      BENEFICIALLY OWNED     INDIRECT (I)     (NOTE 1)             INTEREST
                                                      FOLLOWING REPORTED
                                                      TRANSACTION(s) (NOTE 1)
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
J.P. Morgan Partners                See Table I          See Tables I and II    I                See Explanatory        No
(23A SBIC Manager), Inc                                                                          Note 2 below
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMorgan Chase Bank                 See Table I          See Tables I and II    I                See Explanatory        No
270 Park Avenue-35th Floor                                                                       Note 3 below
New York, NY 10017
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J.P. Morgan Chase & Co.             See Table I and      See Tables I and II    I                See Explanatory        No
270 Park Avenue                     FN 2 to Table I                                              Note 4 below
35th Floor
New York, NY 10017
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JPMP Capital Corporation            See Table I          See Tables I and II    I                See Explanatory        No
c/o J.P. Morgan Partners, LLC                                                                    Note 5 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Master Fund Manager, L.P.      See Table I          See Tables I and II    I                See Explanatory        No
c/o J.P. Morgan Partners, LLC                                                                    Note 6 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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

Explanatory Notes:

1) The Designated Reporter is executing this report on behalf of all Reporting Persons, each of whom has authorized it to do so. Each of such Persons disclaims beneficial ownership of the securities to the extent it exceeds such Person's pecuniary interest therein.

2) The amounts shown in Tables I and II represent the beneficial ownership of the Company's equity securities by J.P. Morgan Partners (23A SBIC), LLC ("JPM 23A SBIC"), a portion of which may be deemed attributable to the Reporting Person because the Reporting Person is the managing member of JPM 23A SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM 23A SBIC.

3) The amounts shown in Tables I and II represent the beneficial ownership of the Company's equity securities by JPM 23A SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the sole stockholder of J.P. Morgan Partners (23A SBIC Manager), Inc. ("SBIC Manager"), the managing member of JPM 23A SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM 23A SBIC.

4) The amounts shown in Table I represent the beneficial ownership of the Company's equity securities by CBD Holdings Ltd., Hambrecht & Quist California and JPM 23A SBIC, respectively. A portion of the securities owned by CBD Holdings Ltd. and Hambrecht & Quist California may be deemed attributable to the Reporting Person because it is the indirect parent of those companies. The actual pro rata portion of beneficial ownership attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within CBD Holdings Ltd. and Hambrecht & Quist California. A portion of the securities owned by JPM 23A SBIC may be attributable to the Reporting Person because the Reporting Person is the sole stockholder of (a) JPMorgan Chase Bank, which is the sole stockholder of SBIC Manager, and (b) JPMP Capital Corporation, which is the general partner of JPMP Master Fund Manager, L.P., the non-managing member of JPM 23A SBIC. The actual pro rata portion of the beneficial ownership of securities owned by JPM 23A SBIC attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM 23A SBIC and its non-managing member.

5) The amounts shown in Tables I and II represent the beneficial ownership of the Company's equity securities by JPM 23A SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the sole general partner of the non-managing member of JPM 23A SBIC. The actual pro rata portion of such beneficial ownership that may be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM 23A SBIC and its non-managing member.

6) The amounts shown in Tables I and II represent the beneficial ownership of the Company's equity securities by JPM 23A SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the non-managing member of JPM 23A SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM 23A SBIC.